 AS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 16, 1999

                                           SECURITIES ACT FILE NO.   333-90447
                                   INVESTMENT COMPANY ACT FILE NO.   811-09537

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-2

                        (Check appropriate box or boxes)

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933            [X]

                    Pre-Effective Amendment No.                    [ ]
                                                -----------

                    Post-Effective Amendment No.     1             [X]
                                                -----------

                                     and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940    [X]

                    Amendment No.       8                          [X]
                                 ---------------

                   COLONIAL CALIFORNIA INSURED MUNICIPAL FUND
               (Exact Name of Registrant as Specified in Charter)

                One Financial Center, Boston, Massachusetts 02111
                    (Address of Principal Executive Offices)

                                 (617) 426-3750
              (Registrant's Telephone Number, including Area Code)

Name and Address of
Agent for Service                          Copies to

William J. Ballou, Esq.                    John M. Loder, Esq.                   Gary Schpero, Esq.
Colonial Management Associates, Inc.       Ropes & Gray                          Simpson Thacker & Bartlett
One Financial Center                       One International Place               425 Lexington Avenue
Boston, Massachusetts 02111-2621           Boston, Massachusetts 02110-2624      New York, New York 10017-3954



                APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
As soon as practicable after the effective date of this Registration Statement.

[X] This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act solely to add an exhibit to the registration statement and the Securities Act registration statement number of the earlier effective registration statement for the same offering is 333-90447.


        CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933


                                            PROPOSED MAXIMUM      PROPOSED MAXIMUM
TITLE OF SECURITIES    AMOUNT BEING         OFFERING PRICE PER    AGGREGATE OFFERING    AMOUNT OF
BEING REGISTERED       REGISTERED (1)       UNIT (1)              PRICE (1)             REGISTRATION FEE (2)
---------------------- -------------------- --------------------- --------------------- --------------------
Municipal Auction         978                 $25,000               $24,450,000           $6,797.10
Rate Cumulative
Preferred Shares
No Par Value
Per Share


(1) Estimated solely for purposes of calculating the registration fee.

(2) Previously paid.

PART C

                               OTHER INFORMATION

Item 24. Financial Statements and Exhibits

     (1)  Financial Statements:

               Included in Part A
               Financial Highlights
               Capitalization at November 30, 1999
               Portfolio Composition

               Included in Part B
               Financial Statements

     (2)  Exhibits

          (a)(1)    Agreement and Declaration of Trust(1)
          (a)(2)    Amendment No. 1 to the Agreement and Declaration of Trust(1)
          (b)       Amended and Restated By-Laws(3)
          (c)       Not applicable
          (d)(1) Portions of the Agreement and Declaration of Trust, as amended, included as Exhibit (a)(1) and (a)(2), and the Amended and Restated By-Laws of the Registrant, included as Exhibit (b) (see Article III, Sections 1, 2, 4 and 5; Article V; Article VIII, Section 4; and Article IX, Sections 4 and 7 of the Agreement and Declaration of Trust, as amended, and Articles 2, 7 and 8 and Sections 2-3, 4(c), 5 and 9-12 of Part I of Section 12.1 of Article 12 and Sections 1-5 and 7 of Part II of Section 12.1 of Article 12 of the Amended and Restated By-Laws).

          (d)(2) Form of specimen certificate for the Municipal Auction Rate Cumulative Preferred Shares(2)
          (e)       Dividend Reinvestment Plan(1)
          (f)       Not applicable
          (g)       Management Agreement with Colonial Management Associates,
                    Inc.(1)
          (h)       Underwriting Agreement
          (i)       Not applicable
          (j)(1) Global Custody Agreement with The Chase Manhattan Bank (incorporated herein by reference to Item 24, Exhibit No. 8 to Post-Effective Amendment No. 13 to the Registration Statement of Colonial Trust VI, Registration Nos. 33-45117 & 811-6529, filed with the Commission on or about October 24,
                    1997)
          (j)(2) Amendment No. 8 to Schedule A of Global Custody Agreement (incorporated herein by reference to Exhibit (j)(2) to the Registration Statement of Colonial California Insured Municipal Fund, Registration Nos. 333-84993 and 811-09537, filed with the Commission on or about October 26, 1999)

         (k)(1) Stock Transfer Agent Services Agreement between the Registrant and BankBoston, N.A.(1)
         (k)(2) Pricing and Bookkeeping Agreement with Colonial Management Associates, Inc.(1)
         (k)(3)(i) Fee Waiver Agreement with Colonial Management Associates, Inc.(1)
         (k)(3)(ii) Expense Reimbursement Agreement with Colonial Management Associates, Inc.(1)
         (k)(4)      Form of Auction Agency Agreement(2)
         (k)(5)      Form of Broker-Dealer Agreement(2)
         (l)         Opinion and Consent of Ropes & Gray, counsel to
                     Registrant(3)
         (m)         Not applicable
         (n)         Consent of independent accountants(3)
         (o)         Not applicable
         (p)         Subscription Agreement with Colonial Management
                     Associates, Inc.(1)
         (q)         Not applicable

A copy of the Power of Attorney for each of Robert J. Birnbaum, Tom Bleasdale, John V. Carberry, Lora S. Collins, James E. Grinnell, Richard W. Lowry, Salvatore Macera, William E. Mayer, James L. Moody, Jr., John J. Neuhauser, Thomas E. Stitzel, Robert L. Sullivan and Anne-Lee Verville is incorporated herein by reference to Pre-Effective Amendment No. 3 to the Registration Statement of Colonial California Insured Municipal Fund, Registration Nos. 333-84993 and 811-09537, filed with the Commission on or about October 26, 1999.

----------------------------------

(1) Incorporated by reference to the Registration Statement filed with the Commission via EDGAR on or about November 5, 1999.

(2) Incorporated by reference to the Registration Statement filed with the Commission via EDGAR on or about December 10, 1999.

(3) Incorporated by reference to the Registration Statement filed with the Commission via EDGAR on or about December 15, 1999.

Item 25.  Marketing Arrangements.

          See Sections 5(l), 5(m) and 6(s) of Exhibit (h) of Item 24(2) of this Registration Statement.

Item 26.  Other Expenses of Issuance and Distribution.

          The following table sets forth the expenses to be incurred in connection with the Offer described in this Registration Statement:

               Registration fees                                $ 6,800
               Printing(*)                                       15,000
               Accounting fees and expenses(*)                    7,500
               Legal fees and expenses(*)                        30,000
               Miscellaneous(*)                                  15,000
                                                                -------
                    Total(*)                                    $74,300
                                                                =======
               (*) Estimated.

Item 27.  Persons Controlled by or under Common Control with Registrant.

          None.

Item 28.  Number of Holders of Securities

                Title of Class                       Number of Record Holders
                --------------                       ------------------------
                Common Shares of Beneficial Interest            -15-
                Municipal Auction Rate Cumulative
                  Preferred Shares                              -0-

Item 29.  Indemnification.

          The Agreement and Declaration of Trust, as amended, filed as Exhibit
          (a)(1) and (a)(2) to this Registration Statement provides for indemnification to each of the Registrant's Trustees and officers against all liabilities and expenses incurred in acting as Trustee or officer, except in the case of wilful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such Trustees and officers. The Underwriting Agreement filed as Exhibit (h) to this Registration Statement provides for indemnification by the Registrant and Colonial Management Associates, Inc. (the "Advisor") of the group of underwriters led by Salomon Smith Barney Inc. (the "Underwriters") and their controlling persons and by the Underwriters of the Registrant, the Advisor and their respective Trustees, directors, officers and controlling persons against certain liabilities, including liabilities under the Securities Act of 1933, as amended, under certain circumstances.

                Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                The Registrant, Colonial Management Associates, Inc. and their respective trustees, directors and officers are insured by a directors and officers/errors and omissions liability policy.

Item 30.       Business and Other Connections of Investment Adviser

               The following sets forth business and other connections of each director and officer of Colonial Management Associates, Inc. (see next page):


Registrant's investment advisor, Colonial Management Associates, Inc. ("Colonial"), is registered as an investment advisor under the Investment Advisers Act of 1940 ("Advisers Act"). Colonial Advisory Services, Inc. ("CASI"), an affiliate of Colonial, is also registered as an investment advisor under the 1940 Act. As of the end of the fiscal year, December 31, 1998, CASI had four institutional, corporate or other accounts under management or supervision, the total market value of which was approximately $227 million. As of the end of the fiscal year, December 31, 1998, Colonial was the investment advisor, sub-advisor and/or administrator to 57 mutual funds, including funds sub-advised by Colonial, the total market value of which investment companies was approximately $18,950.90 million. Liberty Funds Distributor, Inc., a subsidiary of Colonial Management Associates, Inc., is the principal underwriter and the national distributor of all of the funds in the Liberty Mutual Funds complex, including the Registrant.

     The following sets forth the business and other connections of each director and officer of Colonial Management Associates, Inc.:

(1)                 (2)          (3)                                (4)
Name and principal
business
addresses*          Affiliation
of officers and     with         Period is through 11/30/99.  Other
directors of        investment   business, profession, vocation or
investment adviser  adviser      employment connection              Affiliation
------------------  ----------   --------------------------------   -----------
Allard, Laurie      V.P.

Archer, Joseph A.   V.P.

Ballou, William J.  V.P.,        Liberty Funds Trust I through
                    Asst.          IX                                Asst. Sec.
                    Sec.,        Colonial High Income
                    Counsel        Municipal Trust                   Asst. Sec.
                                 Colonial InterMarket Income
                                   Trust I                           Asst. Sec.
                                 Colonial Intermediate High
                                   Income Fund                       Asst. Sec.
                                 Colonial Investment Grade
                                   Municipal Trust                   Asst. Sec.
                                 Colonial Municipal Income
                                   Trust                             Asst. Sec.
                                 AlphaTrade Inc.                     Asst. Clerk
                                 Liberty Funds Distributor,
                                   Inc.                              Asst. Clerk
                                 Liberty Financial Advisers,
                                   Inc.                              Asst. Sec.
                                 Liberty Funds Group LLC             Asst. Sec.
                                 Liberty Variable Investment
                                   Trust                             Asst. Sec.

                                 Liberty All-Star Equity Fund     Asst. Sec.
                                 Liberty All-Star Growth Fund,
                                   Inc.                           Asst. Sec.
                                 Colonial Insured Municipal Fund  Asst. Sec
                                 Colonial California Insured
                                   Municipal Fund                 Asst. Sec
                                 Colonial New York Insured
                                   Municipal Fund                 Asst. Sec
                                 Liberty-Stein Roe Advisor
                                   Floating Rate Advantage Fund   Asst. Sec

Barron, Suzan M.    V.P.,        Liberty Funds Trust I through
                    Asst.          IX                             Asst. Sec.
                    Sec.,        Colonial High Income
                    Counsel        Municipal Trust                Asst. Sec.
                                 Colonial InterMarket Income
                                   Trust I                        Asst. Sec.
                                 Colonial Intermediate High
                                   Income Fund                    Asst. Sec.
                                 Colonial Investment Grade
                                   Municipal Trust                Asst. Sec.
                                 Colonial Municipal Income
                                   Trust                          Asst. Sec.
                                 AlphaTrade Inc.                  Asst. Clerk
                                 Liberty Funds Distributor,
                                   Inc.                           Asst. Clerk
                                 Liberty Financial Advisers,
                                   Inc.                           Asst. Sec.
                                 Liberty Funds Group LLC          Asst. Sec.
                                 Liberty Variable Investment
                                   Trust                          Asst. Sec.
                                 Liberty All-Star Equity Fund     Asst. Sec.
                                 Liberty All-Star Growth Fund,
                                   Inc.                           Asst. Sec.
                                 Colonial Insured Municipal Fund  Asst. Sec
                                 Colonial California Insured
                                   Municipal Fund                 Asst. Sec
                                 Colonial New York Insured
                                   Municipal Fund                 Asst. Sec
                                 Liberty-Stein Roe Advisor
                                   Floating Rate Advantage Fund   Asst. Sec

Barsketis, Ophelia  Sr.V.P.      Stein Roe & Farnham Incorporated Snr. V.P.

Berliant, Allan     V.P.

Bissonnette,
  Michael           Sr.V.P.

Boatman, Bonny E.   Sr.V.P.;     Colonial Advisory Services,
                    IPC Mbr.       Inc.                           Exec. V.P.
                                 Stein Roe & Farnham
                                   Incorporated                   Exec. V.P.

Bunten, Walter      V.P.

Campbell, Kimberly  V.P.

Carnabucci,
  Dominick          V.P.

Carome, Kevin M.    Sr.V.P.;    Liberty Funds Distributor,
                    IPC Mbr.      Inc.                          Assistant Clerk
                                Liberty Funds Group LLC         Sr. V.P.;
                                                                General Counsel
                                Stein Roe & Farnham             General Counsel;
                                  Incorporated                  Secretary
                                Stein Roe Services, Inc.        Asst. Clerk
                                Liberty-Stein Roe Funds
                                  Investment Trust              Exec. V.P.;
                                                                Asst. Sec
                                Liberty-Stein Roe Funds Income
                                  Trust                         Exec. V.P.;
                                                                Asst. Sec
                                Liberty-Stein Roe Funds
                                  Institutional Trust           Exec. V.P.;
                                                                Asst. Sec
                                Liberty-Stein Roe Funds Trust   Exec. V.P.;
                                                                Asst. Sec
                                Liberty-Stein Roe Funds
                                  Municipal Trust               Exec. V.P.;
                                                                Asst. Sec
                                Liberty-Stein Roe Advisor Trust Exec. V.P.;
                                                                Asst. Sec
                                SR&F Base Trust                 Exec. V.P.;
                                                                Asst. Sec
                                Stein Roe Variable Investment
                                  Trust                         Exec. V.P.;
                                                                Asst. Sec
                                Liberty-Stein Roe Advisor
                                  Floating Rate Fund            Exec. V.P.;
                                                                Asst. Sec
                                Liberty-Stein Roe Institutional
                                  Floating Rate Income Fund     Exec. V.P.;
                                                                Asst. Sec
                                Stein Roe Floating Rate
                                  Limited Liability Company     Exec. V.P.;
                                                                Asst. Sec

Carroll, Sheila A.  Sr.V.P.

Citrone, Frank, Jr. Sr.V.P.

Conlin, Nancy L.    Sr. V.P.;   Liberty Funds Trust I through
                    Sec.; Clerk   IX                            Secretary
                    IPC Mbr.;   Colonial High Income
                    Dir; Gen.     Municipal Trust               Secretary
                    Counsel     Colonial InterMarket Income
                                  Trust I                       Secretary
                                Colonial Intermediate High
                                  Income Fund                   Secretary
                                Colonial Investment Grade
                                  Municipal Trust               Secretary

                                 Colonial Municipal Income
                                   Trust                         Secretary
                                 Liberty Funds Distributor,
                                   Inc.                          Dir.; Clerk
                                 Liberty Funds Services, Inc.    Clerk; Dir.
                                 Liberty Funds Group LLC         V.P.; Gen.
                                                                 Counsel and
                                                                 Secretary
                                 Liberty Variable Investment
                                   Trust                         Secretary
                                 Colonial Advisory Services,
                                   Inc.                          Dir.; Clerk
                                 AlphaTrade Inc.                 Dir.; Clerk
                                 Liberty Financial Advisors,
                                   Inc.                          Dir.; Sec.
                                 Liberty All-Star Equity Fund    Secretary
                                 Liberty All-Star Growth Fund,
                                   Inc.                          Secretary
                                 Colonial Insured Municipal Fund Secretary
                                 Colonial California Insured
                                   Municipal Fund                Secretary
                                 Colonial New York Insured
                                   Municipal Fund                Secretary
                                 Liberty-Stein Roe Advisor
                                   Floating Rate Advantage Fund  Secretary

Connaughton,        V.P.         Liberty Funds Trust I through
  J. Kevin                         VIII                          CAO; Controller
                                 Liberty Variable Investment
                                   Trust                         CAO; Controller
                                 Colonial High Income
                                   Municipal Trust               CAO; Controller
                                 Colonial Intermarket Income
                                   Trust I                       CAO; Controller
                                 Colonial Intermediate High
                                   Income Fund                   CAO; Controller
                                 Colonial Investment Grade
                                   Municipal Trust               CAO; Controller
                                 Colonial Municipal Income
                                   Trust                         CAO; Controller
                                 Liberty All-Star Equity Fund    Controller
                                 Liberty All-Star Growth Fund,
                                   Inc.                          Controller
                                 Liberty Funds Trust IX          Controller
                                 Colonial Insured Municipal Fund CAO; Controller
                                 Colonial California Insured
                                   Municipal Fund                CAO; Controller
                                 Colonial New York Insured
                                   Municipal Fund                CAO; Controller
                                 Liberty-Stein Roe Advisor
                                   Floating Rate Advantage Fund  CAO; Controller
                                 Liberty-Stein Roe Funds
                                   Investment Trust              V.P.; Treasurer
                                 Liberty-Stein Roe Funds Income
                                   Trust                         V.P.; Treasurer
                                 Liberty-Stein Roe Funds
                                   Institutional Trust           V.P.; Treasurer

                                 Liberty-Stein Roe Funds Trust V.P.; Treasurer Liberty-Stein Roe Funds
                                   Municipal Trust               V.P.; Treasurer
                                 Liberty-Stein Roe Advisor Trust V.P.; Treasurer
                                 SR&F Base Trust                 V.P.; Treasurer
                                 Stein Roe Variable Investment
                                   Trust                         V.P.; Treasurer
                                 Liberty-Stein Roe Advisor
                                   Floating Rate Fund            V.P.; Treasurer
                                 Liberty-Stein Roe Institutional
                                   Floating Rate Income Fund     V.P.; Treasurer
                                 Stein Roe Floating Rate
                                   Limited Liability Company     V.P.; Treasurer

Daniszewski,        V.P.
 Joseph J.

Dearborn, James     V.P.

Desilets, Marian H. V.P.         Liberty Funds Distributor,
                                   Inc.                          V.P.
                                 Liberty Funds Trust I through
                                   IX                            Asst. Sec.
                                 Colonial High Income
                                   Municipal Trust               Asst. Sec.
                                 Colonial Intermarket Income
                                   Trust I                       Asst. Sec.
                                 Colonial Intermediate High
                                   Income Fund                   Asst. Sec.
                                 Colonial Investment Grade
                                   Municipal Trust               Asst. Sec.
                                 Colonial Municipal Income
                                   Trust                         Asst. Sec.
                                 Liberty Variable Investment
                                   Trust                         Asst. Sec.
                                 Liberty All-Star Equity Fund    Asst. Sec.
                                 Liberty All-Star Growth Fund,
                                   Inc.                          Asst. Sec.
                                 Colonial Insured Municipal Fund Asst. Sec
                                 Colonial California Insured
                                   Municipal Fund                Asst. Sec
                                 Colonial New York Insured
                                   Municipal Fund                Asst. Sec
                                 Liberty-Stein Roe Advisor
                                   Floating Rate Advantage Fund  Asst. Sec

DiSilva-Begley,     V.P.         Colonial Advisory Services,     Compliance
 Linda              IPC Mbr.       Inc.                          Officer

Eckelman, Marilyn   Sr.V.P.

Ericson, Carl C.    Sr.V.P.      Colonial Intermediate High
                    IPC Mbr.       Income Fund                   V.P.
                                 Colonial Advisory Services,     Pres.; CEO
                                   Inc.                          and CIO

Evans, C. Frazier   Sr.V.P.      Liberty Funds Distributor,
                                   Inc.                          Mng. Director

Feloney, Joseph L.  V.P.         Colonial Advisory Services,
                    Asst. Tres.    Inc.                          Asst. Treas.
                                 Liberty Funds Group LLC         Asst. Treas.

Finnemore,          Sr.V.P.      Colonial Advisory Services,
 Leslie W.                         Inc.                          Sr. V.P.

Franklin,           Sr. V.P.     AlphaTrade Inc.                 President
 Fred J.            IPC Mbr.     Liberty Financial Companies,    Chief
                                   Inc.                          Compliance
                                                                 Ofcr;
                                                                 V.P.

Garrison,           V.P.         Stein Roe & Farnham
 William M.                        Incorporated                  V.P.

Gibson, Stephen E.  Dir.; Pres.; Liberty Funds Group LLC         Dir.;
                    CEO;                                         Pres.; CEO;
                    Chairman of                                  Exec. Cmte.
                    the Board;                                   Mbr.; Chm.
                    IPC Mbr.     Liberty Funds Distributor,
                                   Inc.                          Dir.; Chm.
                                 Colonial Advisory Services,
                                   Inc.                          Dir.; Chm.
                                 Liberty Funds Services, Inc.    Dir.; Chm.
                                 AlphaTrade Inc.                 Dir.
                                 Liberty Funds Trust I through
                                   VIII                          President
                                 Colonial High Income
                                   Municipal Trust               President
                                 Colonial InterMarket Income
                                   Trust I                       President
                                 Colonial Intermediate High
                                   Income Fund                   President
                                 Colonial Investment Grade
                                   Municipal Trust               President
                                 Colonial Municipal Income
                                   Trust                         President
                                 Liberty Financial Advisors,
                                   Inc.                          Director
                                 Stein Roe & Farnham             Asst. Chairman;
                                   Incorporated                  President
                                 Liberty Variable Investment
                                   Trust                         President
                                 Colonial Insured Municipal Fund President
                                 Colonial California Insured
                                   Municipal Fund                President
                                 Colonial New York Insured
                                   Municipal Fund                President
                                 Liberty-Stein Roe Advisor
                                   Floating Rate Advantage Fund  President
                                 Liberty-Stein Roe Funds
                                   Investment Trust              President

                                 Liberty-Stein Roe Funds Income
                                   Trust                         President
                                 Liberty-Stein Roe Funds
                                   Institutional Trust           President
                                 Liberty-Stein Roe Funds Trust   President
                                 Liberty-Stein Roe Funds
                                   Municipal Trust               President
                                 Liberty-Stein Roe Advisor Trust President
                                 SR&F Base Trust                 President
                                 Stein Roe Variable Investment
                                   Trust                         President
                                 Liberty-Stein Roe Advisor
                                   Floating Rate Fund            President
                                 Liberty-Stein Roe Institutional
                                   Floating Rate Income Fund     President
                                 Stein Roe Floating Rate
                                   Limited Liability Company     President

Hansen, Loren A.    Sr. V.P.;    Stein Roe & Farnham
                    IPC Mbr.       Incorporated                  Exec. V.P.
                                 Liberty-Stein Roe Funds
                                   Investment Trust              Exec. V.P.
                                 Liberty-Stein Roe Funds Income
                                   Trust                         Exec. V.P.
                                 Liberty-Stein Roe Funds
                                   Institutional Trust           Exec. V.P.
                                 Liberty-Stein Roe Funds Trust   Exec. V.P.
                                 Liberty-Stein Roe Funds
                                   Municipal Trust               Exec. V.P.
                                 Liberty-Stein Roe Advisor Trust Exec. V.P.
                                 SR&F Base Trust                 Exec. V.P.
                                 Stein Roe Variable Investment
                                   Trust                         Exec. V.P.
                                 Liberty-Stein Roe Advisor
                                   Floating Rate Fund            Exec. V.P.
                                 Liberty-Stein Roe Institutional
                                   Floating Rate Income Fund     Exec. V.P.
                                 Stein Roe Floating Rate
                                   Limited Liability Company     Exec. V.P.

Harasimowicz,       V.P.
 Stephen

Hartford, Brian     Sr.V.P.      Liberty-Stein Roe Funds
                                   Municipal Trust               V.P.

Haynie, James P.    Sr.V.P.      Colonial Advisory Services,
                                   Inc.                          Sr. V.P.
                                 Stein Roe & Farnham
                                   Incorporated                  Sr. V.P.

Held, Dorothy       V.P.

Hernon, Mary        V.P.

Hounsell, Clare F.  V.P.         Stein Roe & Farnham
                                   Incorporated                  V.P.

Iudice,             V.P.;        Liberty Funds Group LLC         Controller,
 Philip J., Jr.     Controller                                   CAO, Asst.
                    Asst.                                        Treas.
                    Treasurer    Liberty Funds Distributor,      CFO,
                                   Inc.                          Treasurer
                                 Colonial Advisory Services,     Controller;
                                   Inc.                          Asst. Treas.
                                 AlphaTrade Inc.                 CFO, Treas.
                                 Liberty Financial Advisors,
                                   Inc.                          Asst. Treas.

Jacoby, Timothy J.  Sr. V.P.;    Liberty Funds Group LLC         V.P., Treasr.,
                    CFO;                                         CFO
                    Treasurer    Liberty Funds Trust I through
                                   VIII                          Treasr.,CFO
                                 Colonial High Income
                                   Municipal Trust               Treasr.,CFO
                                 Colonial InterMarket Income
                                   Trust I                       Treasr.,CFO
                                 Colonial Intermediate High
                                   Income Fund                   Treasr.,CFO
                                 Colonial Investment Grade
                                   Municipal Trust               Treasr.,CFO
                                 Colonial Municipal Income
                                   Trust                         Treasr.,CFO
                                 Colonial Advisory Services,
                                   Inc.                          CFO, Treasr.
                                 Liberty Financial Advisors,
                                   Inc.                          Treasurer
                                 Stein Roe & Farnham
                                   Incorporated                  Snr. V.P.
                                 Liberty Variable Investment
                                   Trust                         Treasurer, CFO
                                 Liberty All-Star Equity Fund    Treasurer
                                 Liberty All-Star Growth Fund,
                                   Inc.                          Treasurer
                                 Liberty Funds Trust IX          Treasurer
                                 Colonial Insured Municipal Fund Treasr.; CFO
                                 Colonial California Insured
                                   Municipal Fund                Treasr.; CFO
                                 Colonial New York Insured
                                   Municipal Fund                Treasr.; CFO
                                 Liberty-Stein Roe Advisor
                                   Floating Rate Advantage Fund  Treasr.; CFO
                                 Liberty-Stein Roe Funds
                                   Investment Trust              Senior V.P.
                                 Liberty-Stein Roe Funds Income
                                   Trust                         Senior V.P.
                                 Liberty-Stein Roe Funds
                                   Institutional Trust           Senior V.P.
                                 Liberty-Stein Roe Funds Trust   Senior V.P.
                                 Liberty-Stein Roe Funds
                                   Municipal Trust               Senior V.P.
                                 Liberty-Stein Roe Advisor Trust Senior V.P.
                                 SR&F Base Trust                 Senior V.P.
                                 Stein Roe Variable Investment
                                   Trust                         Senior V.P.

                                Liberty-Stein Roe Advisor
                                  Floating Rate Fund            Senior V.P.
                                Liberty-Stein Roe Institutional
                                  Floating Rate Income Fund     Senior V.P.
                                Stein Roe Floating Rate
                                  Limited Liability Company     Senior V.P.

Jansen, Deborah     Sr.V.P.     Stein Roe & Farnham
                                  Incorporated                  Senior V.P.

Jersild, North T.   V.P.        Stein Roe & Farnham
                                  Incorporated                  V.P.

Johnson, Gordon     V.P.

Knudsen, Gail E.    V.P.        Liberty Funds Trust I through
                                  IX                            Asst. Treas.
                                Colonial High Income
                                  Municipal Trust               Asst. Treas.
                                Colonial InterMarket Income
                                  Trust I                       Asst. Treas.
                                Colonial Intermediate High
                                  Income Fund                   Asst. Treas.
                                Colonial Investment Grade
                                  Municipal Trust               Asst. Treas.
                                Colonial Municipal Income
                                  Trust                         Asst. Treas.
                                Liberty Variable Investment
                                  Trust                         Asst. Treas.
                                Liberty All-Star Equity Fund    Asst. Treas.
                                Liberty All-Star Growth Fund,
                                  Inc.                          Asst. Treas.
                                Colonial Insured Municipal Fund Asst. Treas.
                                Colonial California Insured
                                  Municipal Fund                Asst. Treas.
                                Colonial New York Insured
                                  Municipal Fund                Asst. Treas.
                                Liberty-Stein Roe Advisor
                                  Floating Rate Advantage Fund  Asst. Treas.
                                Liberty-Stein Roe Funds
                                  Investment Trust              V.P.; Controller
                                Liberty-Stein Roe Funds Income
                                  Trust                         V.P.; Controller
                                Liberty-Stein Roe Funds
                                  Institutional Trust           V.P.; Controller
                                Liberty-Stein Roe Funds Trust   V.P.; Controller
                                Liberty-Stein Roe Funds
                                  Municipal Trust               V.P.; Controller
                                Liberty-Stein Roe Advisor Trust V.P.; Controller

                                SR&F Base Trust                 V.P.; Controller
                                Stein Roe Variable Investment
                                  Trust                         V.P.; Controller
                                Liberty-Stein Roe Advisor
                                  Floating Rate Fund            V.P.; Controller
                                Liberty-Stein Roe Institutional
                                  Floating Rate Income Fund     V.P.; Controller
                                Stein Roe Floating Rate
                                  Limited Liability Company     V.P.; Controller

Lapointe, Thomas    V.P.

Lasman, Gary        V.P.

Lennon, John E.     Sr.V.P.     Colonial Advisory Services,
                                  Inc.                          V.P.

Lenzi, Sharon       V.P.

Lessard, Kristen    V.P.

Loring, William
  C., Jr.           Sr.V.P.     Liberty-Stein Roe Funds
                                  Municipal Trust               V.P.

MacKinnon,
  Donald S.         Sr.V.P.

Marcus, Harold      V.P.

Muldoon, Robert     V.P.

Newman, Maureen     Sr.V.P.     Liberty-Stein Roe Funds
                                  Municipal Trust               V.P.
                                Liberty-Stein Roe Advisor Trust V.P.
                                SR&F Base Trust                 V.P.

O'Brien, David      Sr.V.P.

Ostrander, Laura    Sr.V.P.     Colonial Advisory Services,
                                  Inc.                          V.P.

Palombo, Joseph R.  Dir.;       Colonial Advisory Services,
                    Exe.V.P.;     Inc.                          Dir.
                    IPC Mbr.;   Colonial High Income
                                  Municipal Trust               V.P.
                                Colonial InterMarket Income
                                  Trust I                       V.P.
                                Colonial Intermediate High
                                  Income Fund                   V.P.
                                Colonial Investment Grade
                                  Municipal Trust               V.P.

                                 Colonial Municipal Income
                                   Trust                         V.P.
                                 Liberty Funds Trust I through
                                   IX                            V.P.
                                 Liberty Funds Services, Inc.    Director
                                 Liberty Funds Group LLC         CAO; Ex. V.P.
                                 Liberty Funds Distributor,
                                   Inc.                          Director
                                 AlphaTrade Inc.                 Director
                                 Liberty Financial Advisors,
                                   Inc.                          Director
                                 Stein Roe & Farnham
                                   Incorporated                  Exec. V.P.
                                 Liberty Variable Investment
                                   Trust                         V.P.
                                 Liberty All-Star Equity Fund    V.P.
                                 Liberty All-Star Growth Fund,
                                   Inc.                          V.P.
                                 Colonial Insured Municipal Fund V.P.
                                 Colonial California Insured
                                   Municipal Fund                V.P.
                                 Colonial New York Insured
                                   Municipal Fund                V.P.
                                 Liberty-Stein Roe Advisor
                                   Floating Rate Advantage Fund  V.P.

Peishoff, William   V.P.

Peterson, Ann T.    V.P.         Colonial Advisory Services,
                                   Inc.                          V.P.

Pielech, Mitchell   V.P.

Pope, David         V.P.

Reading, John       V.P.;        Liberty Funds Services, Inc.    Asst. Clerk
                    Asst.        Liberty Funds Group LLC         Asst. Sec.
                    Sec.;        Colonial Advisory Services,
                    Asst.          Inc.                          Asst. Clerk
                    Clerk and    Liberty Funds Distributor,
                    Counsel        Inc.                          Asst. Clerk
                                 AlphaTrade Inc.                 Asst. Clerk
                                 Liberty Funds Trust I through
                                   IX                            Asst. Sec.
                                 Colonial High Income
                                   Municipal Trust               Asst. Sec.
                                 Colonial InterMarket Income
                                   Trust I                       Asst. Sec.
                                 Colonial Intermediate High
                                   Income Fund                   Asst. Sec.
                                 Colonial Investment Grade
                                   Municipal Trust               Asst. Sec.
                                 Colonial Municipal Income
                                   Trust                         Asst. Sec.
                                 Liberty Financial Advisors,
                                   Inc.                          Asst. Sec.
                                 Liberty Variable Investment
                                   Trust                         Asst. Sec.

                                 Liberty All-Star Equity Fund    Asst. Sec.
                                 Liberty All-Star Growth Fund,
                                   Inc.                          Asst. Sec.
                                 Colonial Insured Municipal Fund Asst. Sec
                                 Colonial California Insured
                                   Municipal Fund                Asst. Sec
                                 Colonial New York Insured
                                   Municipal Fund                Asst. Sec
                                 Liberty-Stein Roe Advisor
                                   Floating Rate Advantage Fund  Asst. Sec

Rega, Michael       V.P.         Colonial Advisory Services,
                                    Inc.                         V.P.

Richards, Scott B.  Sr. V.P.     Colonial Advisory Services,
                                    Inc.                         Senior V.P.

Schermerhorn, Scott Sr. V.P.

Seibel, Sandra L.   V.P.         Colonial Advisory Services,
                                   Inc.                          V.P.

Shields, Yvonne B.  V.P.         Stein Roe & Farnham
                                   Incorporated                  V.P.

Smalley, Gregg      V.P.

Spanos, Gregory J.  Sr. V.P.     Colonial Advisory Services,
                                   Inc.                          Exec. V.P.

Stevens, Richard    V.P.         Colonial Advisory Services,
                                   Inc.                          V.P.

Stoeckle, Mark      Sr.V.P.      Colonial Advisory Services,
                                   Inc.                          V.P.

Swayze, Gary        Sr.V.P.

Thomas, Ronald      V.P.

Turcotte,
  Frederick J.      V.P.         Liberty Funds Services, Inc.    V.P.
                                 Liberty Funds Distributor, Inc. V.P.
                                 Colonial Advisory Services,
                                   Inc.                          V.P.
                                 AlphaTrade Inc.                 V.P.
                                 Liberty Funds Group LLC         V.P.
                                 Liberty Financial Services,
                                   Inc.                          V.P.
                                 Liberty Financial Companies,
                                   Inc.                          V.P. and
                                                                 Managing Dir
                                                                 of Taxation
                                 LREG, Inc.                      V.P.
                                 Liberty Newport Holdings,
                                   Limited                       V.P.

                                 Newport Pacific Management,
                                   Inc.                          V.P.
                                 Newport Fund Management, Inc.   V.P.
                                 Newport Private Equity Asia,
                                   Inc.                          V.P.
                                 Independent Holdings, Inc.      V.P.
                                 IFS Agencies, Inc.              V.P.
                                 IFMG Agencies of Maine, Inc.    V.P.
                                 IFMG of Oklahoma, Inc.          V.P.
                                 IFS Agencies of Alabama, Inc.   V.P.
                                 IFS Agencies of New Mexico,
                                   Inc.                          V.P.
                                 IFS Insurance Agencies of
                                   Ohio, Inc.                    V.P.
                                 IFS Insurance Agencies of
                                   Texas, Inc.                   V.P.
                                 Liberty Securities Corporation  V.P.
                                 Stein Roe Services, Inc.        V.P.
                                 Stein Roe & Farnham
                                   Incorporated                  V.P.
                                 Stein Roe Futures, Inc.         V.P.
                                 Progress Investment Management
                                   Company                       V.P.
                                 Crabbe Huson Group, Inc.        V.P.

Wallace, John R.    V.P.         Colonial Advisory Services,
                    Asst.Tres.     Inc.                          Asst. Treas.
                                 Liberty Funds Group LLC         Asst. Treas.

Ware, Elizabeth M.  V.P.

Wiley, Christine    V.P.

Wiley, Peter        V.P.

------------------------------------------------
*The Principal address of all of the officers and directors of the investment advisor is One Financial Center, Boston, MA 02111.

Item 31.  Location of Accounts and Records

          Registrant:              Colonial California Insured Municipal Fund
                                   One Financial Center
                                   Boston, Massachusetts 02111-2621

          Investment Advisor:      Colonial Management Associates, Inc.
                                   One Financial Center
                                   Boston, Massachusetts 02111-2621

          Custodian:               The Chase Manhattan Bank
                                   270 Park Avenue
                                   New York, New York 10017-2070

          Transfer Agent:          EquiServe
                                   150 Royall Street
                                   Canton, Massachusetts 02021

Item 32.  Management Services

          Not Applicable

Item 33.  Undertakings

          The Registrant hereby undertakes:

          (1) To suspend the offering of its common shares of beneficial interest until it amends its prospectus if (i) subsequent to the effective date of this Registration Statement, the net asset value per share of beneficial interest declines more than 10 percent from its net asset value per share of beneficial interest as of the effective date of this Registration Statement or, (ii) its net asset value per share of beneficial interest increases to an amount greater than its net proceeds as stated in the prospectus contained herein.

          (2) Not Applicable

          (3) Not Applicable

          (4) Not Applicable

          (5) (a) That, for the purpose of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as a part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

              (b) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

          (6) To send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Amendment to its Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston and the Commonwealth of Massachusetts on the 16th day of December, 1999.

                   COLONIAL CALIFORNIA INSURED MUNICIPAL FUND


                         By: /s/ STEPHEN E. GIBSON
                             ---------------------
                             Stephen E. Gibson
                             President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in their capacities and on the date indicated.

SIGNATURES                    TITLE                         DATE
----------                    -----                         ----

/s/ STEPHEN E. GIBSON          President (chief              December 16, 1999
---------------------         executive officer)
Stephen E. Gibson

/s/ J. KEVIN CONNAUGHTON       Controller and Chief          December 16, 1999
------------------------       Accounting Officer
J. Kevin Connaughton

/s/ TIMOTHY J. JACOBY          Treasurer and Chief           December 16, 1999
------------------------       Financial Officer
Timothy J. Jacoby

ROBERT J. BIRNBAUM*             Trustee
-------------------
Robert J. Birnbaum


TOM BLEASDALE*                  Trustee
--------------
Tom Bleasdale


JOHN CARBERRY*                  Trustee
--------------
John Carberry


LORA S. COLLINS*                Trustee
----------------
Lora S. Collins


JAMES E. GRINNELL*              Trustee
------------------
James E. Grinnell


RICHARD W. LOWRY*               Trustee              By:*/s/ WILLIAM J. BALLOU
-----------------                                    --------------------------
Richard W. Lowry                                          William J. Ballou
                                                            Attorney-in-fact
                                                            For each Trustee
                                                            December 16, 1999

SALVATORE MACERA*               Trustee
-----------------
Salvatore Macera


WILLIAM E. MAYER*               Trustee
-----------------
William E. Mayer


JAMES L. MOODY, JR.*            Trustee
---------------------
James L. Moody, Jr.


JOHN J. NEUHAUSER*              Trustee
------------------
John J. Neuhauser


THOMAS E. STITZEL*              Trustee
------------------
Thomas E. Stitzel


ROBERT L. SULLIVAN*             Trustee
-------------------
Robert L. Sullivan


ANNE-LEE VERVILLE*              Trustee
------------------
Anne-Lee Verville

                                  EXHIBIT INDEX


(h)      Underwriting Agreement